--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X    Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140.


--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items

1. Press Release re Attunity Schedules Third Quarter Earnings Release dated October 26, 2004.

                                                                          Item 1

Press Release                                                   Source: Attunity

Attunity Schedules Third Quarter Earnings Release

Tuesday October 26, 2:05 pm ET

WAKEFIELD, Mass.--(BUSINESS WIRE)--Oct. 26, 2004--Attunity, Ltd. (NASDAQ:
ATTU - News), a leading provider of enterprise data integration software, announced today that they will report third quarter operating results on Thursday, Oct. 28, 2004, at approximately 4:00 pm EDT. The company has scheduled a conference call and simultaneous Webcast at 5:00 pm EDT on that date.

To participate in the call, U.S. callers can dial 866.761.0748 and international callers can dial 617.614.2706 and entering the passcode 60423907 five minutes prior to the start time. The call will be available for replay through Monday, Nov. 4, 2004 by dialing 888-286-8010 and entering the passcode 26611970. This call will also be broadcast live on www.attunity.com. An online replay will be available approximately two hours after the call.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.


__________

Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com
     or
     fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                              (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: October 28, 2004